

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 21, 2023

Ron Bentsur, M.B.A.
Chairman, President and Chief Executive Officer
Nuvectis Pharma, Inc.
1 Bridge Plaza
Suite 275
Fort Lee, NJ 07024

   Re: Nuvectis Pharma, Inc.
     Registration Statement on Form S-3
     Filed March 17, 2023
     File No. 333-270657

Dear Ron Bentsur:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Joshua Gorsky at 202-551-7836 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Life Sciences

cc: Matthew W. Mamak, Esq.